Exhibit 99.1

Enzymotec Ltd. Announces Appointment of Dror Israel as Chief Financial Officer

MIGDAL HA'EMEQ, Israel, July 28, 2017 (GLOBE NEWSWIRE) -- Enzymotec Ltd. (Nasdaq:ENZY) ("Enzymotec" or the "Company"), a developer, manufacturer and marketer of innovative bio-active lipid based nutritional ingredients and medical foods, today announced that Mr. Dror Israel will join Enzymotec on August 7, 2017 and will assume the position of Vice President and Chief Financial Officer following a transition period. Mr. Israel succeeds Mr. Oren Bryan, who has served as Enzymotec’s Chief Financial Officer since 2008 and will remain on board during the transitional period.

“I would like to thank Oren for his enormous contributions to building Enzymotec’s foundation and capabilities and welcome another seasoned finance executive to assume his role as we craft a new strategy that will help to guide the future of the Company. With Oren remaining on board to ensure a smooth transition, Dror’s public company experience will provide the support that will drive Enzymotec’s global outlook,” commented Erez Israeli, Enzymotec’s President and Chief Executive Officer. “We look forward to drawing from his background as we explore all of our strategic options to expand Enzymotec’s capabilities and product offerings globally.”

Dror Israel served as Chief Financial Officer of EZchip Semiconductor Ltd. (NASDAQ: EZCH; TASE: EZCH) from July 2001 until February 2016, playing a key role in the sale of EZchip to Mellanox Technologies, Ltd. (NASDAQ: MLNX) in February 2016. Prior to that, he was EZchip’s financial controller from January 2000 through May 2001 and a financial analyst at EZchip from August 1997 through December 1999. Prior to joining EZchip, Mr. Israel was employed by Hi Group, a holdings company, as a financial analyst. Mr. Israel holds a B.A. degree in economics from Haifa University and a MBA cum laude from the Technion-Israel Institute of Technology.

Dror Israel added, “I am excited to join the Enzymotec team as they seek to renew the Company’s vision and move towards a new era of profitability and long term growth. The Company’s diverse business units present many opportunities to expand Enzymotec's footprint, and I hope to leverage my extensive experience to take the Company to new heights.”

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions that convey uncertainty of future events or outcomes and the negatives of those terms. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Some of the important factors that could cause or contribute to such differences include the following: a high proportion of the sales of the INFAT® product is to our customers who then use it in their infant formula products sold to end users in China and therefore our revenues are subject to the effects of Chinese market trends and competition from locally produced products that are not subject to import taxes; we are subject to a degree of customer concentration and our customers do not enter into long-term purchase commitments with us; new Chinese regulations relating to infant formula came into force on October 2016 and others are constantly evaluated, affecting the ability of our customers to market infant nutrition products containing INFAT®, which could adversely affect our revenues and results of operations; we rely on our Swedish joint venture partner to manufacture INFAT®; growth in the Chinese economy has moderated and this slowdown and related volatility could adversely impact demand for our products in China; the demand for products based on omega-3, and, in particular, premium products such as krill oil, has declined in the past and may continue to decline, which, together with a significant increase in capacity by competing manufacturers, may continue to cause intense competition and price pressures; Chinese regulations relating to infant formula are under re-examination, and any regulatory changes affecting the ability of our customers to market infant nutrition products containing INFAT® could adversely affect our business; our inventories include sensitive compounds which may face spoilage or obsolescence; our inability to manage our inventory levels, in particular our high level of inventory relative to sales of our products, may have an adverse effect on our profitability; a significant portion of the sales of our INFAT® product is to a small number of customers and if such customers were to suffer financially or reduce its use of INFAT® our business could be materially adversely affected; the demand for premium products based on omega-3, and, in particular, krill oil, has declined in the past and may decline in the future, which may result in intense competition and price pressure; variations in the cost of raw materials for the production of our products may have a material adverse effect on our business, financial condition and results of operations; our offering of products as "medical foods" may be challenged by regulatory authorities; the outcome of the Company's discussions with the FDA relating to the Import Alert; our product development cycle is lengthy and uncertain, and our development or commercialization efforts for our products may be unsuccessful; we are dependent on a single facility that houses the majority of our operations, and disruptions at this facility could negatively affect our business, financial condition and operations; we depend on third parties to obtain raw materials, in particular krill, necessary for the production of our products and if we cannot secure sufficient supply sources at competitive prices or need to utilize a greater percentage of frozen krill than anticipated with current inventory levels, our gross profits from the sale of krill oil will be adversely affected; we anticipate that the markets in which we participate will become more competitive due in part to business combinations among existing competitors, the arrival of new competitors and technological developments; our results are subject to quarterly fluctuations; we may have to pay royalties with respect to sales of our krill oil products in the United States or Australia, and any infringement of intellectual property of others could require us to pay royalties; unfavorable publicity or consumer perception of our products, such as krill oil, the supplements that contain them as ingredients and any similar products distributed by other companies could have a material adverse effect on our reputation, the demand for our products and our ability to generate revenues; we are generally reliant upon third parties for the distribution or commercialization of our products; we may not be able to maintain or increase market acceptance for our products; we are subject to risks relating to the operation and expansion of our production or processing facilities and capabilities; our ability to obtain krill may be affected by conservation regulation or initiatives; disruption to our IT system could adversely affect our reputation and have a material adverse impact on our business and results of operations; we are not able to predict the results of clinical trials, which may prove unsuccessful or be delayed by certain factors; if we are unable to maintain manufacturing efficiency and quality and meet our customers’ needs, our financial performance could be adversely affected; we could be subject to product liability lawsuits, which could result in costly and time-consuming litigation and significant liabilities; our dependence on international sales, which expose us to risks associated with the business environment in those countries; and other factors discussed under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2016 filed with the Securities and Exchange Commission on March 16, 2017.

You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations Contact (U.S.)

The Ruth Group
Tram Bui / Alexander Lobo
Phone: 646-536-7035 / 7037
tbui@theruthgroup.com
 alobo@theruthgroup.com